Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Astec Industries, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-123266, 333-124420, 033-61461, 333-133013, 333-134398, and 333-176177) on Form S-8 of Astec Industries, Inc. of our reports dated March 17, 2020, with respect to the consolidated balance sheets of Astec Industries, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Astec Industries, Inc.

Our report dated March 17, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019, expresses our opinion that Astec Industries, Inc. did not maintain effective internal control over financial reporting as of December 31, 2019 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the following material weaknesses have been identified and included in management’s assessment:

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Lack of a sufficient number of trained resources at Corporate and certain business units that were knowledgeable and experienced in the application of Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for certain financial reporting processes, insufficient accountability for internal control responsibilities, and insufficient Corporate monitoring activities of certain business units;

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Ineffective management review controls over the goodwill impairment assessment due to insufficient knowledge and experience of the Company’s personnel with a quantitative goodwill impairment assessment and an ineffective risk assessment process;

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Ineffective management review controls over the income tax calculations, including the completeness and accuracy of data and formulas embedded in the spreadsheets used in the income tax calculations, due to insufficient knowledge and experience of the Company’s personnel and an ineffective risk assessment process;

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Ineffective general information technology controls over the enterprise resource planning (ERP) systems at certain business units, the automated controls across substantially all financial reporting processes at those business units, and manual controls that are dependent upon the completeness and accuracy of information derived from those ERP systems, due to insufficient knowledge and experience of information technology personnel and an ineffective risk assessment process;

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Ineffective controls over the completeness, existence, accuracy, and disclosure of revenue at certain business units due to insufficient understanding of the requirements of revenue recognition and an ineffective risk assessment process;

•	Ineffective controls over the accuracy and valuation of inventories at certain business units due to an ineffective risk assessment process; and

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Ineffective controls over manual journal entries at certain business units and automated journal entries due to insufficient knowledge and experience in the functionality of certain ERP systems and an ineffective risk assessment process.

/s/ KPMG LLP

Knoxville, Tennessee
March 17, 2020